Gregory P. Rodgers	53rd at Third
Direct Dial: 212-906-2918	885 Third Avenue
greg.rodgers@lw.com	New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

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Re: Shake Shack Inc.
Registration Statement on Form S-1
Filed October 8, 2015
File No. 333-207336

Ladies and Gentlemen:
On behalf of our client Shake Shack Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was initially publicly filed with the Commission on October 8, 2015.
This amendment reflects certain revisions to the Registration Statement in response to the comment letter from the staff of the Commission (the “Staff”) to Randy Garutti, the Company’s Chief Executive Officer, dated October 26, 2015. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of Amendment No. 1, marked to show changes against the originally-filed Registration Statement, in the traditional non-EDGAR format.
The numbered paragraphs in italics below set forth the Staff’s comments together with the response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

November 9, 2015

Plan of Distribution, page 24

1.
Please refer to the fourth paragraph. We note your disclosure that “[i]f the selling stockholders use an underwriter or underwriters for any offering, [you] will name them, and set forth the terms of the offering, in a prospectus supplement pertaining to such offering.” Please revise to state that you will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement. Refer to Item 512(a)(1)(iii) of Regulation S-K and the associated undertaking you have provided on page II-3.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the applicable section of the Amendment No. 1 to provide the requested disclosure. See pages 24 and 25.

November 9, 2015

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 212-906-2918 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Gregory P. Rodgers

Gregory P. Rodgers
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Randy Garutti, Chief Executive Officer, Shake Shack Inc.
Ronald Palmese, Jr., Esq., General Counsel, Shake Shack Inc.
Ryan K. deFord, Esq., Latham & Watkins LLP